Exhibit 99.1

Seabridge Gold Inc. | Annual Report 2007

A HIGH LEVERAGE PERPETUAL OPTION ON GOLD

CORPORATE OVERVIEW

Seabridge Gold Inc. is designed to provide its shareholders with exceptional leverage to a rising gold price. From 1999 through 2002, when the gold price was lower, Seabridge acquired eight North American deposits with substantial gold resources, including the multi-million-ounce Courageous Lake and Kerr-Sulphurets-Mitchell (KSM) projects. Subsequent exploration by Seabridge has significantly expanded its acquired gold resource base.

Seabridge measures its performance in terms of gold ownership per common share. Project acquisitions and exploration programs are carefully chosen to ensure that share dilution required to fund these activities is more than offset by additional ounces of gold resources. In contrast to most other gold companies, Seabridge’s gold ownership per share has risen for seven successive years, providing its shareholders with exceptional leverage to a rising gold price. As a result, Seabridge shares have outperformed the price of gold by more than 2400% and the S&P/TSX Global Gold Index by nearly 3400% from 2002 through 2007.

Seabridge is pursuing four value-enhancing strategies. First, the Company continues to search for gold projects in North America that would be accretive in terms of gold ownership per common share. Second, Seabridge funds exploration on projects considered likely to expand gold ownership per common share. Third, the Company undertakes engineering and other studies to define the economics and advance the permitting of its projects, preparing them for joint-venture development or divestiture. Fourth, Seabridge enters into partnerships to advance its projects toward production while limiting risk and share dilution.

Our philosophy at Seabridge is to provide investors with participation in gold ownership and gold flow as a hedge against other asset classes and currencies. Our ultimate objective is to obtain gold flow from our projects for Seabridge’s shareholders, effectively turning cash into gold, contrary to the gold industry’s current practice of converting gold into cash flow.

TRADING SYMBOLS: SEA ON TSX-V
SA ON AMEX

Annual General Meeting of Shareholders
Wednesday, June 18, 2008
4:30 p.m. EDT
The Albany Club
91 King Street East
Toronto, Ontario M5C 1G3
Canada

CONTENTS

Report to Shareholders for 2007	1
Mineral Resources	11
Management’s Discussion and Analysis	12
Management’s Report	19
Auditors’ Report to the Shareholders	19
Consolidated Financial Statements	20
Notes to Consolidated Financial Statements	23
Corporate Information	ibc

Front cover: Mitchell Zone preliminary open pit design
Red: Greater than 1.0 grams per tonne gold equivalent
Green: Between 0.75 and 1.0 grams per tonne gold equivalent
Blue: Between 0.5 and 0.75 grams per tonne gold equivalent

Report to Shareholders for 2007

Your Company had its most successful year as measured by gold resources per common share. During the past year, gold resources increased by 17.7 million ounces. (Seabridge’s NI 43-101 compliant mineral resources, presented on a project-by-project basis and divided into measured, indicated and inferred categories, are presented in the table on page 11.) As a result, gold resources per fully diluted common share now stand at 1.30 ounces compared with last year’s total of 0.84. While the price of gold increased approximately 32% during 2007, Seabridge’s share price increased by 109% in U.S. dollars and by 77% in Canadian dollars. Shareholder value was enhanced during the year with a successful drill program at Kerr-Sulphurets-Mitchell (KSM) leading to a substantial increase in gold resources at Mitchell and the completion of an updated Preliminary Assessment at Courageous Lake.

More recently, our share price has not kept pace with the gold price and positive corporate developments. In part, this issue is reflected in gold equities as a whole. The costs of building and operating mines have risen as quickly as the gold price, particularly key inputs such as oil and steel. In our view, the gold price will ultimately respond to the inflationary environment and significantly outperform commodities. However, we believe that Seabridge’s share price, and that of some other junior non-producers, has also been affected by increased short sales. Throughout most of 2007, the short position in Seabridge reported by AMEX averaged approximately 400,000 shares. As of March 26, 2008, the short position had increased to nearly 2.4 million shares, a sizeable amount considering the relatively small number of shares Seabridge has outstanding. We believe this short position represents a miscalculation by market players of the quality and value of Seabridge’s gold and copper resources.

KSM: Successful Exploration Yields 127% Increase in Gold Resources at Mitchell Zone (with the potential to become the largest gold deposit ever found in Canada)

Activities at Seabridge’s 100%-owned KSM project in northern British Columbia over the past year included:

1.
A 15,300 metre core drill program (37 holes) at the Mitchell zone designed to upgrade much of lastyear’s 564 million tonne inferred mineral resource to the indicated category and to pursue extensions of the deposit to the south, north and at depth.

2.	Completion of an updated resource estimate at Mitchell incorporating 2007 drill results.
3.	Updating the historic estimates for Kerr and Sulphurets by completing a NationalInstrument 43-101 resource estimate for these zones.
4.	Commencement of a National Instrument 43-101 Preliminary Assessment for the KSM project thatwill examine project development scenarios and evaluate its economic potential.

The results from the 2007 drill program at Mitchell were nothing short of spectacular. Seabridge entered the year with inferred resources at Mitchell estimated at 13.1 million ounces of gold and 2.2 billion pounds of copper. The 2007 program expanded the Mitchell resource to 16.3 million ounces of gold and 2.9 billion pounds of copper in the indicated category plus an additional 13.3 million ounces of gold and 2.2 billion pounds of copper in the inferred category. It is interesting to note that the largest gold deposit ever found in Canada is the McIntyre-Hollinger deposit, which totalled approximately 31 million ounces. As the Mitchell zone is still open to the south, to the north and at depth, Mitchell has the potential to become the largest gold deposit ever discovered in Canada.

In addition to the Mitchell zone, two other known gold/copper zones exist at KSM – Kerr and Sulphurets. Resource Modeling Inc. has completed a National Instrument 43-101 Technical Report that updates the historic resource estimates for these zones. As a result, KSM now stands as one of the largest undeveloped gold/copper projects in the world today. Mineral resources for the KSM project are now stated as follows:

KSM Mineral Resource Estimates at 0.50 g/t Equivalent Gold Cutoff Grade

	Indicated Mineral Resources					Inferred Mineral Resources
Zone	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)
Mitchell	734,163	0.69	0.18	16,287	2,913	667,421	0.62	0.15	13,304	2,206
Kerr	206,272	0.25	0.45	1,651	2,037	51,387	0.21	0.45	352	506
Sulphurets	74,655	0.75	0.24	1,798	388	33,636	0.62	0.20	675	147
Total	1,015,090	0.61	0.24	19,736	5,338	752,444	0.59	0.18	14,331	2,859

Plans at KSM for 2008 include a further 15,000-metre core drill program designed to:
1.	Upgrade 231 million inferred tonnes of mineral resources at the Mitchell zone containing 5.2million ounces of gold and 760 million pounds of copper to the indicated category.
2.
Extend the Mitchell zone resource model down dip and to the north to potentially capture 253million tonnes of new resources with better-than-average Mitchell grade. Approximately two-thirds of this new resource is expected to be in the indicated category.

3.	Explore the down-dip projection of the Sulphurets zone for a potential higher-grade, bulk mineableunderground zone.
4.	Test the potential continuity of high-grade mineralization between Iron Cap and the Mitchell zoneand evaluate this potential as a bulk mineable underground target.

Iron Cap represents a new resource target for Seabridge at KSM. Drilling by previous operators at Iron Cap, immediately northeast of the Mitchell zone, encountered widespread gold and copper concentrations, which imply a genetic and temporal relationship with the Mitchell zone. During 2008, Seabridge also expects to report on the results of an independent National Instrument 43-101 Preliminary Assessment Study that will examine project development scenarios, including capital and operating cost estimates for the KSM project.

Courageous Lake: Updated Preliminary Assessment Improves Overall Project Economics
In March 2008, your Company announced the results of an updated Preliminary Assessment Study for its 100%-owned Courageous Lake project located in the Northwest Territories. Based on the work performed by a team of leading independent consultants, the 2008 Preliminary Assessment suggests that the FAT deposit at Courageous Lake represents an excellent economic opportunity at the current gold price. In the study, capital and operating costs increased significantly from the 2005 Preliminary Assessment, as expected, but these increases are more than offset by a larger resource, extended mine life and higher gold price assumptions contained in the 2008 Preliminary Assessment, resulting in a substantial improvement in projected economic value for the deposit.

The independent consultants continue to recommend an open-pit mining operation with on-site processing as the most suitable development scenario. A base case scenario was developed for the project incorporating a 25,000 tonne per day operation (9.125 million tonne per year throughput), resulting in a projected 11.6 year operation with an average annual production of 500,500 ounces of gold at a life-of-mine average cash operating cost of US$435 per ounce recovered. The base case scenario utilized measured, indicated and inferred resources in the mine plan. Initial capital costs for the project are estimated at US$848 million, including a contingency of US$111 million. The total cost of gold production (including cash operating costs and total capital costs over the life of the mine) is estimated at US$590 per ounce.

At a gold price of US$690 per ounce, the base case cumulative pre-tax net cash flow over the life of the project is estimated at US$500 million. At a gold price of US$800 per ounce, the cumulative pre-tax net cash flow over the life of the project is estimated at US$1.13 billion. Sensitivities to varying gold prices, capital costs and operating costs are summarized in the following table:

Pre-Tax Cash Flow Sensitivity

Variables	Project Net Cash Flow (US$ millions)	Project NPV @ 5% (US$ millions)	Project IRR
Base case (Gold @ US$690)	$500	$175	9%
Gold @ US$600	($13)	($195)	0%
Gold @ US$700	$557	$217	10%
Gold @ US$800	$1,227	$629	19%
Gold @ US$900	$1,696	$1,042	28%
Gold @ US$1,000	$2,266	$1,454	36%
Capital costs +10%	$411	$92	7%
Capital costs -10%	$589	$260	12%
Operating costs +10%	$245	($6)	5%
Operating costs -10%	$753	$358	13%

Seabridge notes that the Preliminary Assessment incorporates inferred mineral resources. They are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Therefore, Seabridge advises that there can be no certainty that the estimates contained in the Preliminary Assessment will be realized.

Objectives for 2007: Six of Seven Goals Accomplished
In last year’s annual report, seven objectives were set for 2007.

The first objective was to upgrade at least 75% of the 13.1 million ounces of inferred gold resources at Mitchell to the indicated resource category. Conversion of resources from inferred to indicated during 2007 was a resounding success, with practically 100% of the 2006 inferred resource having been reclassified to indicated. Gold resources at Mitchell now stand at 16.3 million ounces in the indicated category plus an additional 13.3 million ounces in the inferred category.

The second objective for 2007 was to expand resources at Mitchell by at least five million ounces by drilling towards the Sulphurets deposit. Last year’s drilling not only expanded the Mitchell zone to the south, but also to the north and at depth. Gold resources at Mitchell increased by 16.5 million ounces, representing an increase of 127% over the previous year’s estimate.

The third objective was to commence a Preliminary Assessment of the KSM project. In December 2007, your Company announced it had assembled a team of industry-leading independent consultants to prepare a National Instrument 43-101 Preliminary Assessment that will establish a project development scenario for KSM, including preliminary capital and operating cost estimates.

The fourth objective was to complete Technical Reports under National Instrument

43-101 for the Kerr and Sulphurets zones. In January 2008, Seabridge announced that Resource Modeling Inc. had completed National Instrument 43-101 resource estimates for the Kerr and Sulphurets zones at the KSM project, with the estimates for contained gold and copper higher than the historic estimates previously reported for these zones.

The fifth objective was to complete an updated Preliminary Assessment under National Instrument 43-101 of the FAT deposit at Courageous Lake. In March 2008, Seabridge announced the results from the updated Preliminary Assessment for Courageous Lake, which suggest that the FAT deposit represents an excellent economic opportunity at the current gold price.

The sixth objective was to complete a drill program at Noche Buena designed to expand gold resources and issue a new National Instrument 43-101 resource estimate. During 2007, Seabridge completed a 33 hole (8,000 metre) reverse circulation drill program that resulted in an updated National Instrument 43-101 resource estimate 14% above the previous Noche Buena estimate.

The final objective was to drill test the Four-Mile Basin and Golden Arrow projects in Nevada. During 2007, a 10 hole (1,500 metre) drill program was completed at the Golden Arrow prospect. Alteration was encountered over significant widths with anomalous gold and silver grades. Further drilling is needed. Seabridge is still awaiting approval from the United States Forest Service to drill test Four-Mile Basin and hopes to complete a program during 2008.

Objectives for 2008: Move KSM Toward Feasibility
In our view, the KSM project has the potential to become the world’s most desirable gold/copper project owned by a junior company. Our objectives for 2008 therefore focus on defining and enhancing KSM’s immense potential value. These objectives are as follows:

•
Upgrade 231 million inferred tonnes of mineral resources at the Mitchell zone containing 5.2 million ounces of gold and 760 million pounds of copper to the indicated category. The resulting resource should be sufficiently well defined to qualify for a feasibility study and reserve status.

•
Extend the Mitchell zone resource model down-dip and to the north to capture at least 253 million tonnes of new resources with better-than-average Mitchell grade, of which approximately two-thirds would be in the indicated category. Success would not only increase the size of the resource but also improve the project’s economics.

•
Explore the down-dip projection of the Sulphurets zone for a potential high-grade, bulk mineable underground deposit. This work will further define a highly prospective zone where drill hole S-06 04 intersected 118 metres of breccias, averaging 0.82 grams of gold per tonne and 0.54% copper.

•	Test the potential continuity of high-grade mineralization between the Iron Cap and the Mitchell zone. Success could open up a substantial new resource at KSM.

•	Complete a Preliminary Assessment on the KSM project under National Instrument 43-101. This study will help investors place a value on Seabridge’s most important asset.

•	Complete year one of the estimated three-year permitting process for the KSM project. This work decreases the time frame to production, thereby increasing its present value.

•	Sell or joint venture most of our non-core assets.

The Gold Market
Over the past several months, events have unfolded much as we had predicted. The impact of years of lax and excessive lending in the U.S. residential real estate market finally started to come to light in the form of accelerating delinquencies and foreclosures. All it took to expose the weakness of the financial system was a U.S. housing market that was no longer rising. Large areas of the credit market dried up, spreads widened and banks began to take enormous writedowns.  A credit crunch commenced and spread around the world.

The policy response of the central banks was immediate and profound. The U.S. Federal Reserve, the Bank of England and the European Central Bank, among others, embarked upon programs of radical intervention, providing immense amounts of liquidity to the financial system. In the case of the

Federal Reserve, illiquid and possibly worthless mortgage-backed securities have been accepted as collateral and lending facilities have been opened for investment banks for the first time since the Great Depression. Bear Stearns was rescued from insolvency by a forced marriage to JP Morgan, which was financed by the Federal Reserve. The gold price sprinted through $1,000 . . . and then fell back as the market concluded that central bank policies had prevented a financial meltdown.

Where are we now? Is the worst over? Many commentators and analysts tell us that the housing market has bottomed (again), that credit markets have stabilized and are on the mend, and that the recession that hardly anyone acknowledged a few weeks ago is now almost over, having proven to be both shallow and short. Stock markets have rallied on this view while gold has fallen into a trading range 10% below its highs.

In our view, the worst is not over. The bottom is not in. Let’s step back and remember how we got here. We are witnessing the conclusion of the greatest credit bubble in history. An unusually long period without a serious recession, accommodative central bank policies and financial innovation supported by bizarre credit rating practices enabled a proliferation and accumulation of debt that has warped every aspect of our economic and financial behaviour. Unwinding these excesses will do more than damage bank balance sheets and displace marginal homeowners.

The economic boom of the last 25 years has really been a credit boom fueled by, and symbiotically fueling, asset inflation. Yes, there has been real growth led by technological advances and the integration of the Third World into the global economic system. But these real developments have provided the cover for an even more consequential use of excess credit to speculate in financial assets, with ever larger amounts of leverage to enhance returns (the Wall Street strategy). Households have also participated in the asset inflation by speculating in housing and borrowing against their homes to overconsume. Households have depleted their cash balances, increased their liabilities and dropped their savings rate to zero during a period of declining real incomes (the Main Street strategy).

The Wall Street and Main Street strategies have two factors in common – an enormous increase in leverage and a deployment of credit into non-productive activities. Only a small percentage of the excess credit has been invested in businesses that generate the cash flow to service the debt. Both strategies require rising asset prices, low interest rates and lax lending standards to continue.

And continue they must. In our view, the current situation is a giant Ponzi scheme, in which evermore credit is required to repay the existing debt and interest. The underlying economy cannot support the load, even if we do not have a serious recession.

U.S. debt in all forms rose $7.86 trillion in the eight quarters ending in December 2007, bringing the total to $48.8 trillion. Nominal GDP rose $1.38 trillion over the same period to $14.1 trillion. The U.S. is adding $5.70 of new debt for every dollar of nominal GDP growth. This ratio has been accelerating over the past 25 years . . . and must continue to do so if the U.S. is to avoid a debt collapse of immense proportions. We refer here to the U.S. situation because of its central importance to the global economy and financial system, but similar problems exist throughout the developed world.

In our view, central banks are willing to go to any lengths to prevent de-leveraging and a consequent debt deflation. They understand the need to re-inflate the credit bubble and the outlines of their response are already evident. Even more interesting was the decision by the SEC in late March to suspend SFAS 157. This accounting rule was brought in after many years of immense efforts to require financial institutions to mark to market their assets on an ongoing basis. This rule was in effect for less than a year. Regulators have basically told the banks to stop writing down illiquid and non-performing assets until they have rebuilt their balance sheets and income statements. Nothing could make the severity of the current situation any clearer.

But if the central banks of the world are focused on preventing a de-leveraging of the financial system, democratically elected governments are focused on preventing a de-leveraging of the consumer. And here the problems are even larger and more difficult to resolve.

The housing crisis has not bottomed. At the end of March 2008, an estimated 8.8 million American homeowners had mortgages greater than the value of their properties. More than three million homeowners were behind in their payments while one million were in the process leading to foreclosure. These staggering totals are at the leading edge of a wave of resets of the two-year teaser rates that became immensely popular in 2006. These teaser rates were never intended to reset – the assumption was that house prices would continue higher and easy credit would also continue, enabling borrowers to refinance before the resets. But home prices are falling, the mortgage market has frozen up and the resets are about to release a surge of defaults. A recession will only make the problem worse.

In our view, the stage is set for a massive program by governments to forestall a consumer debt crisis and resulting severe recession. Over the next year, we predict a major effort to bail out Main Street (it is an election year in the U.S.), which will transfer the credit-creation process from Wall Street and the private sector to the public sector. The recent removal of capital and lending limits for the Government Sponsored Enterprises (Fannie Mae and Freddie Mac) point the way. The consequences for our free market economy are frightening to contemplate. After all, there is no problem that government cannot make worse.

We foresee a period of rising public credit creation and public debt, rising inflation and inflation expectations, widening interest rate and credit spreads, slower growth, lower earnings and lower price-earnings ratios – a period where gold outperforms other asset classes. In this environment, gold will also outperform commodities such as oil and steel, which have driven up capital and operating costs for gold miners and reduced their profit margins despite the higher gold price. Gold equities should then once again provide leverage to the gold price, with Seabridge well positioned due to its industry-leading gold ownership per common share.

On Behalf of the Board of Directors,

Rudi P. Fronk
President and Chief Executive Officer
April 16, 2008

Mineral Resources
The following table provides a breakdown of Seabridge’s mineral resources by project. Seabridge notes that mineral resources that are not mineral reserves do not have demonstrated economic viability.

PROJECT	Cut-Off Grade (g/T)	Measured			Indicated					Inferred
		Tonnes (000's)	Gold Grade (g/T)	Ounces Gold (000's)	Tonnes (000's)	Gold Grade (g/T)	Ounces Gold (000's)	Copper Grade (%)	Copper (million pounds)	Tonnes (000's)	Gold Grade (g/T)	Ounces Gold (000's)	Copper Grade (%)	Copper (million pounds)
KSM
Mitchell(1)	.50	--	--	--	734,163	0.69	16,287	0.18	2,913	667,421	0.62	13,304	0.15	2,206
Kerr(2)	Gold	--	--	--	206,272	0.25	1,651	0.45	2,037	51,387	0.21	352	0.45	506
Sulphurets(2)	equiv.	--	--	--	74,655	0.75	1,798	0.24	388	33,636	0.62	675	0.20	147
KSM Total	--	--	--	--	1,015,090	0.61	19,736	0.24	5,338	752,444	0.59	14,331	0.18	2,859
Courageous Lake(3)	0.83	6,293	2.92	591	53,020	2.14	3,648	--	--	93,720	1.98	5,966	--	--
Noche Buena(4)	0.30	--	--	--	26,590	074	633	--	--	18,555	0.61	364	--	--
Grassy Mountain(5)	0.55	--	--	--	18,657	1.54	924	--	--	1,722	1.10	61	--	--
Quartz Mountain(6)	0.34	3,480	0.98	110	54,330	0.91	1,591	--	--	44,800	0.72	1,043	--	--
Red Mountain(7)	1.00	1,260	8.01	324	340	7.041	76	--	--	2,079	3.71	248	--	--
Castle Black Rock(8)	0.25	4,120	0.57	75	8,260	0.53	140	--	--	7,950	0.37	93	--	--

(1)	See news release dated February 20, 2008
(2)	See news release dated January 10, 2008
(3)	See news release dated January 9, 2007
(4)	See news release dated January 28, 2008
(5)	See news release dated May 1, 2007
(6)
See news release dated April 17, 2002. The Issuer’s 100% interest in the Quartz Mountain Project is subject to the termsof an option agreement with Quincy Gold Corp under which Quincy can earn up to a 62.5% interest in the property.

(7)	See news release dated February 17, 2005
(8)	See news release dated October 10, 2000

Management’s Discussion and Analysis
The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2007, December 31, 2006, and December 31, 2005. This report is dated March 19, 2008, and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005; the Company’s Annual Information Form filed on SEDAR at www.sedar.com; and the Annual Report on Form 20-F filed on EDGAR at www.sec.gov/edgar.shtml. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net. As the Company has no revenue-generating projects at this time, its ability to carry out its business plan rests with its ability to secure equity and other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

COMPANY OVERVIEW
Seabridge Gold Inc. is a development-stage company engaged in the acquisition and exploration of gold properties located in North America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own. The Company will either sell projects or participate in joint ventures towards production with major mining companies. During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company also acquired a 100% interest in the Noche Buena project in Mexico. As the price of gold has moved higher over the past several years, Seabridge has commenced exploration activities and engineering studies at several of its projects. Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories and the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia. Seabridge’s common shares trade in Canada on the TSX Venture Exchange under the symbol “SEA” and in the United States on the American Stock Exchange under the symbol “SA”.

SELECTED ANNUAL INFORMATION

Summary operating results ($)	2007	2006	2005
Interest income	823,000	363,000	135,000
Operating costs	6,984,000	5,658,000	2,113,000
Loss	5,542,000	3,300,000	1,157,000
Loss per share	0.15	0.10	0.04
Summary balance sheets ($)	2007	2006	2005
Current assets	25,734,000	6,855,000	10,896,000
Mineral interests	62,668,000	53,262,000	24,395,000
Total assets	89,862,000	61,244,000	37,085,000
Total long-term liabilities	2,436,000	1,530,000	1,407,000

RESULTS OF OPERATIONS
Year Ended December 31, 2007, Compared with Year Ended December 31, 2006
The net loss for the year ended December 31, 2007, was $5, 542,000, or $0.15 per share, compared with a net loss of $3,300,000, or $0.10 per share, for 2006. For both years, reported losses were reduced due to the recognition of income tax recoveries ($620,000 in 2007 and $1,906,000 in 2006) relating to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings. The Company’s interest income from cash investments was up considerably at $823,000 compared with $363,000 in 2006 with higher cash balances resulting primarily from the exercise of share purchase warrants for proceeds of $27 million. Corporate and general expenses were higher in the 2007 period due to activity levels, bonus payments and stock option compensation expenses of $2,830,000 (2006 - $1,979,000), resulting mainly from the vesting of stock options granted in 2006 due to the increase in the Company’s share price. At December 31, 2006, the Company wrote down the value of its investment in Atlas Precious Metals Inc. amounting to $749,000 as that company was not able to secure financing due to perceived political risks in the jurisdiction where its main asset was located.

Year Ended December 31, 2006, Compared with Year Ended December 31, 2005
The net loss for the year ended December 31, 2006 was $3,300,000 or $0.10 per share compared to a net loss of $1,157,000 or $0.04 per share for 2005. For both years, reported losses were less due to the recognition of income tax recoveries ($1,906,000 in 2006 and $821,000 in 2005) relating to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings. The Company’s interest income from cash investments was up considerably at $363,000 compared with $135,000 in 2005 with higher cash balances to invest from financings and higher interest rates compared with 2005. Corporate and general expenses were higher in the 2006 period due to stock option compensation expenses of $1,979,000 (2005 - $361,000), resulting mainly from one-third of the options granted early in 2006 vesting due to the significant increase in the Company’s share price, increased management compensation, higher investor relations expenses, mineral property search activities and stock exchange and other regulatory fees, and a loss on foreign exchange of $161,000 as funds were accumulated to acquire the Noche Buena property. At December 31, 2006, the Company wrote down the value of its investment in Atlas Precious Metals Inc., amounting to $749,000, as that company had not been able to secure financing due to perceived political risks in the jurisdiction where its main asset is located.

QUARTERLY INFORMATION

Selected financial information for each of the last eight quarters ended December 31, 2007, is as follows (unaudited):

	4th Quarter Ended December 31, 2007		3rd Quarter Ended September 30, 2007		2nd Quarter Ended June 30, 2007		1st Quarter Ended March 31, 2007
Revenue	$	Nil	$	Nil	$	Nil	$	Nil
Loss for period		$(1,336,000)		$(1,473,000)		$(1,947,000)		$(786,000)
Loss per share		$(0.04)		$(0.04)		$(0.05)		$(0.02)
	4th Quarter Ended December 31, 2006		3rd Quarter Ended September 30, 2006		2nd Quarter Ended June 30, 2006		1st Quarter Ended March 31, 2006
Revenue	$	Nil	$	Nil	$	Nil	$	Nil
Income (loss) for period		$(1,598,000)		$(1,878,000)		$(1,134,000)		$1,310,000
Income (loss) per share		$(0.05)		$(0.06)		$(0.03)		$0.04

The loss in the second and third quarters of 2007 and the third quarter of 2006 were higher than other quarters due to the stock option compensation expense for the vesting of two-tiered stock options. The loss in the fourth quarter of 2006 was higher due to the write-down of an investment amounting to $749,000.

The income for the first quarter in 2006 was due to the recognition of income tax recoveries relating to the renouncing of Canadian Exploration Expenses to the investors of the flow-through financings completed in 2005.

MINERAL INTEREST ACTIVITIES
During the year ended December 31, 2007, the Company incurred net expenditures of $9,406,000 on mineral interests compared with $28,867,000 in the year ended December 31, 2006. In 2007,

expenditures were mainly for exploration drilling programs at the KSM, the Noche Buena and the Golden Arrow in Nevada (part of the Pacific Intermountain property group) projects. In addition in 2007, a new 13.1 million ounce inferred gold mineral resource estimate was completed for the Mitchell zone of the KSM project and engineering and metallurgical studies were undertaken at the KSM and Courageous Lake projects. At Courageous Lake, the 2006 and 2007 work and new mineral resource will be used to complete a revised Preliminary Economic Assessment (PEA) and engineering studies in 2008.

In the 2006 year, almost $15 million of the costs were for the deemed value of the shares and warrants issued to acquire the KSM project and an additional $4.9 million was paid in cash for the acquisition of the Noche Buena project in Mexico. Exploration expenditures incurred in the 2006 period included $4,553,000 at the Courageous Lake project, where drilling programs have helped expand the gold mineral resource, and $3,656,000 for drilling on the KSM project.

For 2008, at KSM, another drilling program is planned to expand the zone and upgrade mineral resources. It is planned to complete a Preliminary Economic Assessment on this project by year end. In Nevada, 2008 exploration activities will include drilling on the Four-Mile Basin project.

LIQUIDITY AND CAPITAL RESOURCES
During 2008, the Company plans to continue to advance its two major gold projects, KSM and Courageous Lake, in order to either sell them or joint venture them towards production with major mining companies. In addition, it will seek to sell off its other properties, initially, Noche Buena and Red Mountain.

The ability of the Company to successfully acquire additional advanced-stage gold projects or to advance the projects already acquired is conditional on its ability to secure financing when required. The Company proposes to meet any additional cash requirements through equity financings and/or from the sale of non-core assets. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.

Year Ended December 31, 2007
The Company’s working capital position, at December 31, 2007, was $25,055,000, up from $6,420,000 at the end of 2006. In 2007, the two million share purchase warrants issued as part of the KSM project acquisition in 2006 were exercised for proceeds of $27 million. In addition, during 2007, $4,327,000, (2006 - $585,000) was received from the exercise of stock options. In 2006, two private placement financings were completed, which netted $12,008,000.  The increase in share capital in 2007 was used for expenditures on exploration and operating costs.

Cash and short-term deposits at December 31, 2007, totalled $24,942,000, up from $5,786,000 at December 31, 2006. Operations activities used $3,446,000 in 2007 compared with $2,330,000 in the prior year due to increased compensation costs, investor activities and corporate costs. Cash expenditures on Mineral Interests were $8,351,000 compared with the $14,571,000 cash expenditures in 2006.

The Company’s cash position at December 31, 2007, is sufficient to undertake planned exploration and corporate activities for 2008 and 2009.

CONTRACTUAL OBLIGATIONS ($,000)

	Payments due by Period
	Total	2008	2009-11	2012-13	After 2013
Mineral interests	8,283	1,069	3,530	2,456	1,228
Reclamation liabilities	1,849	24	–	162	1,663
Business premises operating lease	438	101	303	34	–
	10,570	1,194	3,833	2,652	2,891

Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company’s interest in the mineral projects.

OUTLOOK
During 2008, the Company plans to continue to advance its two major gold projects, KSM and Courageous Lake, in order to either sell them or joint venture them towards production with major mining companies. In addition, it will seek to sell off its other properties, initially Noche Buena and Red Mountain, while at the same time ensuring that funding is available for its project holding costs and other corporate requirements.

DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2007, the Company’s management, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and has concluded that such controls and procedures are effective.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Company’s CEO and the CFO are responsible for establishing and maintaining the Company’s internal controls over financial reporting in accordance with Multilateral Instrument 52-109 of the Canadian Securities Administrators. These controls have been established as at December 31, 2007. There have been no changes in these controls during fiscal year 2007 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

SHARES ISSUED AND OUTSTANDING
At March 19, 2008, the issued and outstanding common shares of the Company totaled 37,298,185. In addition, there were 1,192,300 stock options granted and outstanding (of which 140,000 were unexercisable). On a fully diluted basis, there would be 38,490,485 common shares issued and outstanding.

In addition to the 1,192,300 options outstanding, there were 150,000 options granted, which are subject to an increase in the share option plan and the approval of shareholders at the next meeting of shareholders.

RELATED PARTY TRANSACTIONS
During the year ended December 31, 2007, a private company controlled by a director of the Company was paid $33,300 (2006 - $33,900) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $360,000 (2006 - $144,000) for corporate consulting services rendered; a third director was paid $17,300 (2006 -

$18,000) for geological consulting and outstanding accounts payable to directors at year end were $94,000. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
On January 1, 2007, the Company adopted the following Canadian Institute of Chartered Accountants (CICA) accounting standards, which were effective for fiscal years beginning on or after October 1, 2006: Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Presentation and Disclosure; and Section 3865, Hedges. These sections require certain financial instruments and hedge positions to be recorded at fair value. The standards also introduce the concept of comprehensive income and accumulated comprehensive income. Adoption of these standards is generally on a retrospective basis without restatement.

Under the new standards, financial instruments designated as “held-for-trading” and “available-for-sale” will be carried at their fair value while financial instruments such as “loans and receivables”, “financial liabilities” and those classified as “held-to-maturity” will be carried at their amortized cost. All derivatives will be carried on the consolidated balance sheets at their fair value, including derivatives designated as hedges. Unrealized gains and losses on effective cash flow hedges will be carried in “Accumulated Comprehensive Income”, a component of “Shareholders’ Equity” on the consolidated balance sheets, while any gains or losses on ineffective hedges will be recognized in earnings.

NEW PRONOUNCEMENTS NOT YET ADOPTED
The CICA issued the following accounting standards effective for the Company’s fiscal year beginning on January 1, 2008:

Capital Disclosures
In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject. The Company is currently evaluating the impact of the adoption of this section on the consolidated financial statements.

Financial Instruments – Disclosures and Financial Instruments – Presentation
In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments – Disclosures and Presentation, including required disclosure of the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation-related requirements of Section 3861. The Company is currently evaluating the impact of the adoption of Section 3862, while it does not expect the adoption of Section 3863 to have a significant effect on the consolidated financial statements.

Inventories
In March 2007, the CICA issued Handbook Section 3031, Inventories, which replaces Section 3030, Inventories.   Under the new section, inventories are required to be measured at the “lower of cost and net realizable value”, which is different from the existing guidance of the “lower of cost and market value”. The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized, if applicable. Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses. The Company evaluated the impact of the adoption of this new section on the consolidated financial statements and concluded the impact will not be material.

RISKS AND UNCERTAINTIES
Exploration and Development Risks
The business of exploring for minerals involves a high degree of risk. Attracting and maintaining educated and knowledgeable technical personnel may be difficult at times. Few properties that are explored are ultimately developed into producing mines. At present, none of the Company’s properties has a known body of commercial ore. The mineral resource estimates set out herein are not mineral reserves and do not have demonstrated economic viability. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

Financing Risks
The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects, with the possible forced sale or loss of such properties. The Company will require additional financing if ongoing exploration of its properties is warranted.

Mineral Interests
Mineral interests represent the capitalized expenditures related to the exploration and development of mineral properties. Upon commencement of commercial production, all related capital expenditures for any given mining interest are amortized over the estimated economic life of the property. If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

CRITICAL ACCOUNTING ESTIMATES
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.
The Company used historical data to determine volatility in accordance with the Black-Scholes model. However, the future volatility is uncertain and the model has its limitations.

The Company’s recoverability of its recorded value of its mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks; the existence of economically recoverable reserves; the ability of the Company and its subsidiaries to obtain necessary financing to complete the development; and future profitable production or the proceeds of disposition thereof.

FORWARD-LOOKING STATEMENTS
These consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves; the grade and recovery of ore that is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in the development of projects; and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors that affect this information, except as required by law.

MANAGEMENT’S REPORT
The management of Seabridge Gold Inc. is responsible for the preparation of the consolidated financial statements as well as the financial and other information contained in the Annual Report, Annual Information Form and Form 20-F. Management maintains an internal control system in order to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts determined in accordance with estimates and judgments made by management. KPMG LLP, the external auditors, express their opinion on the consolidated financial statements in the annual report.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.

The consolidated financial statements of the Company have been approved by the Board of Directors.

Rudi P. Fronk
President & CEO
March 19, 2008

AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Seabridge Gold Inc. as at December 31, 2007 and December 31, 2006 and the consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 19, 2008

Consolidated Balance Sheets
December 31, 2007 and 2006 (in Canadian dollars)

	2007	2006
ASSETS
Current Assets
Cash and cash equivalents (Note 3)	$13,480,147	$5,578,691
Cash held for exploration expenditures (Note 6)	–	206,815
Short-term deposits (Note 3)	11, 557,493	–
Amounts receivable and prepaid expenses	420,069	904,437
Marketable securities	240,695	165,001
	25,698,404	6,854,944
Mineral interests (Note 4)	62,667,850	53,262,180
Reclamation deposits (Note 5)	1,305,171	1,069,900
Property and equipment	190,308	56,772
	$89,861,733	$61,243,796
LIABILITIES
Current liabilities
Accounts payable and accruals	$678,827	$435,148
Provisions for reclamation liabilities (Note 5)	1,849,475	1,529,948
Future income tax liabilities (Notes 6 and 9)	586,562	–
	3,114,864	1,965,096

SHAREHOLDERS’ EQUITY (Note 6)
Share capital	109,736,473	66,774,637
Stock options	4,282,974	2,857,676
Share purchase warrants	–	11,436,000
Contributed surplus	19,500	19,500
Deficit	(27,350,897)	(21,809,113)
Accumulated other comprehensive income (Note 2(n))	58,819	–
	86,746,869	59,278,700
	$89,861,733	$61,243,796
Commitments (Note 10)

See accompanying notes to consolidated financial statements

On behalf of the Board of Directors

Rudi P. Fronk	James S. Anthony
Director	Director

Consolidated Statements of Operations and Deficit
For the Years Ended December 31, 2007, 2006 and 2005 (in Canadian dollars)

	2007	2006	2005
Expenditures
Corporate and general expenses	$6,688,504	$4,747,724	$2,100,791
Interest income	(822,563)	(362,957)	(134,677)
Gain on sale of marketable securities	–	(88,800)	–
Write-down of investment (Note 4(c))	–	749,450	–
Foreign exchange losses	295,843	161,267	11,967
Loss before income taxes	6,161,784	5,206,684	1,978,081
Income tax recoveries (Notes 6(a)(ii) and 9)	(620,000)	(1,906,684)	(820,800)
Net loss for year	5,541,784	3,300,000	1,157,281
Deficit, beginning of year	21,809,113	18,509,113	17,351,832
Deficit, end of year	$27,350,897	$21,809,113	$18,509,113
Loss per share – basic and diluted	$0. 15	$0. 10	$0.04
Weighted-average number of shares outstanding	35,991,034	33,458,517	30,682,026

Consolidated Statements of Comprehensive Loss
For the Years Ended December 31, 2007, 2006 and 2005 (in Canadian dollars)

	2007	2006	2005
Net loss for year	$(5,541,784)	$(3,300,000)	$(1,157,281)
Other comprehensive income (Note 2(m))	58,819	–	–
Comprehensive loss	$(5,482,965)	$(3,300,000)	$(1,157,281)

Consolidated Statements of Accumulated
Other Comprehensive Income
For the Years Ended December 31, 2007, 2006 and 2005 (in Canadian dollars)

	2007	2006	2005
Balance, beginning of year	$–	$–	$–
Other comprehensive income (Note 2(m))	58,819	–	–
Balance, end of year	$58,819	$–	$–

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows
For the Years Ended December, 2007, 2006 and 2005 (in Canadian dollars)

	2007	2006	2005
Cash provided from (used for) operations
Net loss for year	$(5,541,784)	$(3,330,000)	$(1,157,281)
Items not involving cash
Stock option compensation	2,830,270	1,978,807	361,350
Write-down of investment (Note 4(c))	–	749,450	–
Foreign exchange	–	(53,768)	–
Accretion (Note 5)	145,665	123,214	113,285
Amortization	24,761	2,611	7,215
Income tax recoveries	(620,000)	(1,906,684)	(820,800)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(327,520)	32,269	83,707
Accounts payable and accruals	138,540	43,793	192,037
	(3,350,068)	(2,330,308)	(1,220,487)
Investing activities
Mineral interests	(8,350,885)	(14,571,174)	(3,815,625)
Short-term deposits	(11, 557,493)	5,871,753	(3,241,551)
Reclamation deposits	(200,000)	(20,900)	–
Property and equipment	(174,339)	(30,921)	(27,334)
	(20, 282,717)	(8,751,242)	(7,084,510)
Financing activities
Issue of share capital and warrants	31,327,426	12,545,702	11,299,051

Net cash provided	7,694,641	1,464,152	2,994,054
Cash and cash equivalents, beginning of year	5,785,506	4,321,354	1,327,300
Cash and cash equivalents, end of year	$13,480,147	$5,785,506	$4,321,354

Cash and cash equivalents, end of year:
Cash and cash equivalents	$13,480,147	$5,578,691	$293,107
Cash held for exploration expenditures	–	206,815	4,028,247
	$13,480,147	$5,785,506	$4,321,354
Changes in accounts receivable and liabilities in mineral interests
	$1,054,875	$(300,248)	$(418,858)

See accompanying notes to consolidated financial statements

Notes to the Financial Statements
At December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005
(in Canadian dollars, except where noted)

1. NATURE OF OPERATIONS
The Company is engaged in the acquisition, exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage. The ability of the Company to carry out its business plan rests with its ability to secure equity and other financings and develop the properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada.

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation
These consolidated financial statements include the accounts of Seabridge Gold Inc. and its wholly owned subsidiaries, Seabridge Gold Corp., a company incorporated under the laws of the State of Nevada, USA; 5073 N.W.T. Limited, a company incorporated under the laws of the Northwest Territories of Canada; Pacific Intermountain Gold Corporation (PIGCO), a company incorporated under the laws of the State of Nevada, USA; and Minera Seabridge Gold SA de CV, a company incorporated in Mexico in 2006 to hold the Noche Buena project. All significant inter-company transactions and balances have been eliminated.

b) Mineral Interests
Direct property acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs relating to specific properties are deferred until the properties are brought into production, at which time they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from disposition of such properties.

The Emerging Issues Committee of the CICA issued EIC-126 –“Accounting by Mining Enterprises for Exploration Costs”, which interprets how Accounting Guideline No. 11, entitled Enterprises in the Development Stage – (AcG-11), affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061, “Property, Plant and Equipment”, paragraph 21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the Committee’s consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG-11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent write-downs of capitalized exploration costs related to mining properties is required. Any resulting write-downs are charged to the statement of operations.

The Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG-11, exist.

AcG-11 also provides guidance on measuring impairment of when pre-operating costs have been deferred. While this guidance is applicable, its application did not result in impairment.

c) Asset Retirement Obligations
The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they occur and/or in which a reasonable estimate of such costs can be made using the total undiscounted cash flows required to settle estimated obligations, estimated expected timing of cash flow payments required to settle the obligations and estimated credit-adjusted risk-free discount rates and inflation rates (see Note 5).

d) Stock-based Compensation
The Company applies the fair value method for stock-based compensation and other stock-based payments. Options are valued using the Black-Scholes option-pricing model and other models for the two-tiered options as may be appropriate. The resulting value is charged against income over the anticipated vesting period of the option (see Note 5(b)). The Company reviews estimated forfeitures of options on an ongoing basis.

e) Property and Equipment
Property and equipment are carried at cost less accumulated amortization. Amortization is provided using the straight-line method at an annual rate of 20% from the date of acquisition.

f) Cash and Short-term Deposits
Cash and short-term investments consist of balances with banks and investments in money market instruments. These investments are carried at fair value. Cash and cash equivalents consist of investments with maturities of up to 90 days at the date of purchase. Short-term deposits consist of investments with maturities greater than 90 days at the date of purchase.

g) Marketable Securities
Short-term investments in marketable securities accounted for as available-for-sale securities are recorded at market value (prior years – at cost). The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss. The securities are recorded at market value at December 31, 2007, and at cost at December 31, 2006 (market value was $219,000). See Note 2(n).

h) Flow-through Shares
The Company financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. When the renunciation is made, the tax value of the renunciation is recorded as a liability and charged against share capital. Where the Company has a valuation allowance, which reduces future income tax assets, the valuation allowance is reduced and an income tax recovery is recorded in the statement of operations.

i) Translation of Foreign Currencies
The functional currency of the Company and its subsidiaries is considered to be the Canadian dollar. Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end rates of exchange, non-monetary assets and liabilities are translated at historic rates of exchange and statement of operations items are translated at average exchange rates prevailing during the year. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in the statement of operations.

j) Income Taxes
The Company accounts for income taxes using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in tax rates enacted is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

k) Loss Per Share
Loss per share of common stock is computed based on the weighted-average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. As the Company incurred net losses for the year ended December 31, 2007, 2006 and 2005, all outstanding options and warrants have been excluded from the calculation of diluted loss per share.

l) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of exploration properties, accrued liabilities and contingencies, valuation of stock options and calculations of future income tax assets. Actual results could be materially different from those estimates.

m) Changes in Accounting Policies
On January 1, 2007, the Company adopted the following Canadian Institute of Chartered Accountants accounting standards, which were effective for fiscal years beginning on or after October 1, 2006: Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Presentation and Disclosure; and Section 3865, Hedges. These sections require certain financial instruments and hedge positions to be recorded at fair value. The standards also introduce the concept of comprehensive income and accumulated other comprehensive income. Adoption of these standards is generally on a retrospective basis without restatement.

Under the new standards, financial instruments designated as “held-for-trading” and “available-for-sale” will be carried at their fair value while financial instruments such as “loans and receivables”, “financial liabilities” and those classified as “held-to-maturity” will be carried at their amortized cost. All derivatives will be carried on the consolidated balance sheets at their fair value, including derivatives designated as hedges. Unrealized gains and losses on effective cash flow hedges will be carried in “Accumulated Other Comprehensive Income”, a component of “Shareholders’ Equity” on the consolidated balance sheets, while any gains or losses on ineffective hedges will be recognized in earnings. The amount related to unrealized gains or losses on marketable securities as a result of this change was $58,819 for 2007, of which $53,561 relates to opening accumulated other comprehensive income.

n) New Pronouncements Not Yet Adopted
The Canadian Institute of Chartered Accountants (CICA) issued the following accounting standards effective for the Company’s fiscal year beginning on January 1, 2008:

Capital Disclosures
In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject. The Company is currently evaluating the impact of the adoption of this section on the consolidated financial statements.

Financial Instruments – Disclosures and Financial Instruments – Presentation
In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments – Disclosures and Presentation, including required disclosure of the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation-related requirements of Section 3861. The Company is currently evaluating the impact of the adoption of Section 3862, while it does not expect the adoption of Section 3863 to have a significant effect on the consolidated financial statements.

Inventories
In March 2007, the CICA issued Handbook Section 3031, Inventories, which replaces Section 3030, Inventories. Under the new section, inventories are required to be measured at the “lower of cost and net realizable value”, which is different from the existing guidance of the “lower of cost and market value”. The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized, if applicable. Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses. The Company evaluated the impact of the adoption of this new section on the consolidated financial statements and concluded the impact will not be material.

3. CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

	2007	2006
Cash	$1,416,376	$961,765
Canadian bank guaranteed notes	23,621,264	4,616,926
	25,037,640	5,578,691
Short-term deposits	(11,557,493)	–
Cash and cash equivalents	$13,480,147	$5,578,691

Short-term deposits consist of Canadian bank guaranteed notes with a term of 91 days to one year.

4. MINERAL INTERESTS
Expenditures made on account of mineral interests by the Company were as follows:

		2007
Property and Expense	Balance, December 31, 2006	Expenditures	Recoveries	Balance, December 31, 2007
Courageous Lake
Acquisition costs	$8,302,305	$100,000	$–	$8,402,305
Deferred exploration	12,072,797	615,512	–	12,688,309
	20,375,102	715,512	–	21,090,614
Castle Black Rock
Acquisition costs	140,426	–	–	140,426
Deferred exploration	289,198	42,937	–	332,135
	429,624	42,937	–	472,561
Grassy Mountain
Acquisition costs	2,261,299	–	–	2,261,299
Deferred exploration	986,741	113,538	–	1,100,279
	3,248,040	113,538	–	3,361,578
Hog Ranch
Acquisition costs	443,838	–	–	443,838
Deferred exploration	700,888	61,610	–	762,498
	1,144,726	61,610	–	1,206,336
KSM (Kerr-Sulphurets-Mitchell)
Acquisition costs	15,061,208	245,338	–	15,306,546
Deferred exploration	3,717,826	6,291,034	–	10,008,860
	18,779,034	6,536,372	–	25,315,406
Quartz Mountain
Acquisition costs	357,139	–	–	357,139
Deferred exploration	85,348	8,910	–	94,258
	442,487	8,910	–	451,397
Red Mountain
Acquisition costs	82,090	–	–	82,090
Deferred exploration	859,180	169,350	–	1,028,530
	941,270	169,350	–	1,110,620
Pacific Intermountain Gold Corporation
Acquisition costs	–	–	–	–
Deferred exploration	2,488,602	556,261	(44,831)	3,000,032
	2,488,602	556,261	(44,831)	3,000,032
Other Nevada Projects
Acquisition costs	20,000	–	–	20,000
Deferred exploration	254,602	68,323	–	322,925
	274,602	68,323	–	342,925
Noche Buena, Mexico
Acquisition cost	4,888,270	–	–	4,888,270
Deferred exploration	250,423	1,177,688	–	1,428,111
	5,138,693	1,177,688	–	6,316,381
Total
Acquisition costs	31,556,575	345,338	–	31,901,913
Deferred exploration	21,705,605	9,105,163	(44,831)	30,765,937
Total Mineral Interests	$53,262,180	$9,450,501	$(44,831)	$62,667,850

		2006
Property and Expense	Balance, December 31, 2005	Expenditures	Recoveries	Balance, December 31, 2006
Courageous Lake
Acquisition costs	$8,252,305	$50,000	$–	$8,302,305
Deferred exploration	7,519,488	4,553,309	–	12,072,797
	15,771,793	4,603,309	–	20,375,102
Castle Black Rock
Acquisition costs	140,426	–	–	140,426
Deferred exploration	243,642	45,556	–	289,198
	384,068	45,556	–	429,624
Grassy Mountain
Acquisition costs	2,261,299	–	–	2,261,299
Deferred exploration	844,548	142,193	–	986,741
	3,105,847	142,193	–	3,248,040
Hog Ranch
Acquisition costs	443,838	–	–	443,838
Deferred exploration	629,850	71,038	–	700,888
	1,073,688	71,038	–	1,144,726
KSM (Kerr-Sulphurets-Mitchell)
Acquisition costs	465,542	14,595,666	–	15,061,208
Deferred exploration	61,382	3,656,444	–	3,717,826
	526,924	18,252,110	–	18,779,034
Quartz Mountain
Acquisition costs	357,139	–	–	357,139
Deferred exploration	85,348	–	–	85,348
	442,487	–	–	442,487
Red Mountain
Acquisition costs	82,090	–	–	82,090
Deferred exploration	690,720	168,460	–	859,180
	772,810	168,460	–	941,270
Pacific Intermountain Gold Corporation
Acquisition costs	14,860	–	(14,860)	–
Deferred exploration	2,060,644	472,568	(44,610)	2,488,602
	2,075,504	472,568	(59,470)	2,488,602
Other Nevada Projects
Acquisition costs	20,000	–	–	20,000
Deferred exploration	193,416	61,186	–	254,602
	213,416	61,186	–	274,602
Noche Buena, Mexico
Acquisition costs	28,901	4,859,369	–	4,888,270
Deferred exploration	–	250,423	–	250,423
	28,901	5,109,792	–	5,138,693
Total
Acquisition costs	12,066,400	19,505,035	(14,860)	31,556,575
Deferred exploration	12,329,038	9,421,177	(44,610)	21,705,605
Total Mineral Interests	$24,395,438	$28,926,212	$(59,470)	$53,262,180

		2005
Property and Expense	Balance, December 31, 2004	Expenditures	Recoveries	Balance, December 31, 2005
Courageous Lake
Acquisition costs	$8,202,305	$50,000	$–	$8,252,305
Deferred exploration	5,388,752	2,130,736	–	7,519,488
	13,591,057	2,180,736	–	15,771,793
Castle Black Rock
Acquisition costs	140,426	–	–	140,426
Deferred exploration	194,214	49,428	–	243,642
	334,640	49,428	–	384,068
Grassy Mountain
Acquisition costs	2,261,299	–	–	2,261,299
Deferred exploration	708,837	135,711	–	844,548
	2,970,136	135,711	–	3,105,847
Hog Ranch
Acquisition costs	443,838	–	–	443,83
Deferred exploration	563,897	65,953	–	629,85
	1,007,735	65,953	–	1,073,688
KSM (Kerr-Sulphurets-Mitchell)
Acquisition costs	465,542	–	–	465,542
Deferred exploration	59,177	2,205	–	61,382
	524,719	2,205	–	526,924
Quartz Mountain
Acquisition costs	357,139	–	–	357,139
Deferred exploration	85,348	–	–	85,348
	442,487	–	–	442,487
Red Mountain
Acquisition costs	82,090	–	–	82,090
Deferred exploration	534,866	155,854	–	690,720
	616,956	155,854	–	772,810
Pacific Intermountain Gold Corporation
Acquisition costs	48,215	–	(33,355)	14,860
Deferred exploration	1,303,058	757,586	–	2,060,644
	1,351,273	757,586	(33,355)	2,075,504
Other Nevada Projects
Acquisition costs	20,000	–	–	20,000
Deferred exploration	139,668	53,748	–	193,41 6
	159,668	53,748	–	293,416
Noche Buena, Mexico
Acquisition costs	–	28,901	–	28,901
Deferred exploration	–	–	–	–
	–	28,901	–	28,901
Total
Acquisition costs	12,020,854	78,901	(33,355)	12,066,400
Deferred exploration	8,977,817	3,351,221	–	12,329,038
Total Mineral Interests	$20,998,671	$3,430,122	$(33,355)	$24,395,438

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own. The Company will either sell projects or participate in joint ventures towards production with major mining companies.

a) Courageous Lake
In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (the Vendors) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in the Northwest Territories of Canada.

The Vendors were granted a 2% net smelter royalty interest in the project. In addition, the Company agreed to pay the Vendors US$1.5 million when the spot price of gold closed at or above US$360 per ounce for 10 consecutive days (paid in March 2003) and pay the Vendors US$1.5 million when the spot price of gold closed at or above US$400 per ounce or a production decision is made at Courageous Lake, whichever is earlier (paid in February 2004).

In 2004, an additional property was optioned in the area. Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year. In addition, the property may be purchased at any time for $1,250,000, with any option payments being credited against the purchase price.

b) Castle Black Rock
The Company entered into a mining lease agreement dated August 15, 2000, and amended on August 1, 2001, with respect to mineral claims located in Esmeralda County, Nevada, USA. In 2002, the Company paid US$17,500 and in 2003, US$25,000 in advance royalties and is required to pay further advance royalties of US$25,000 each August 15 thereafter and to pay a production royalty, varying with the price of gold, of 3% to 5% and a 3.5% royalty on gross proceeds from other metals produced. The Company has the right to purchase 50% of the production royalty for US$1.8 million.

c) Grassy Mountain
In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000. As part of the acquisition of the Grassy Mountain property, the Company acquired one million shares of a U.S.-based private exploration company at US$0.50 per share, which represented approximately 6.9% of the private company’s issued and outstanding shares. Subsequently, the private company was merged with Atlas Precious Metals Inc. (APMI). On the merger, the Company’s one million shares of the private company were converted into 1,200,000 common shares of APMI, representing approximately 5.7% of APMI’s issued and outstanding shares. At December 31, 2006, the Company had written down the value of its investment, as APMI has not been able to secure financing due to perceived political risks in the jurisdiction where its main asset is located.

d) Hog Ranch
In 2000, the Company entered into a mining lease agreement for mineral claims located in Washoe County, Nevada. Advance royalties are payable as to US$15,000 on November 15, 2006; US$17,500 on November 15, 2007; and US$20,000 on November 15, 2008, and each November 15 thereafter. A production royalty is payable varying with the price of gold, ranging from 3% to 5%, and a 3.5% royalty on the gross proceeds from other metals; 40% of the production royalty may be purchased for US$2 million. In August 2003, the Company optioned a 60% interest in the Hog Ranch project in Nevada, USA, to Romarco Minerals Inc. (Romarco). Under the terms of the agreement, the Company received 200,000 shares of Romarco valued at $52,000 in 2003 and in 2004 received 200,000 shares valued at $45,000, which amounts were shown as a recovery of mineral interests, and the investments are included in marketable securities on the balance sheet. In February 2005, Romarco terminated its option on the Hog Ranch property.

e) KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc), which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study.

In April 2006, the Company reacquired the exploration rights to the KSM property in British Columbia from Falconbridge Limited. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value of $3,140,000, excluding share issue costs. The Company also issued two million warrants to purchase common shares of the Company at $13.50 each. The warrants become exercisable for five years from the date each new ounce of gold resources is declared (up to two million ounces of gold) for work undertaken on the property through the year 2010. At closing of the formal agreement in August 2006, the fair value of warrants was estimated at $11,436,000, using a Black-Scholes option-pricing model. The value of the warrants was calculated using a volatility of 60%, interest rate of 4% and expected life of 1.5 years.  Falconbridge also has the right of first refusal should the Company desire to sell all or any portion of its interest therein. On February 20, 2007, the Company announced a new mineral resource at the Mitchell zone of the property based on the 2006 drilling program and consequently the above two million warrants became exercisable. The two million warrants were exercised in May and June 2007 and proceeds of $27,000,000 were received by the Company.

f) Quartz Mountain
In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and there is a 0.5% net smelter royalty interest to an unrelated third party as a finder’s fee. In October 2003, the Company optioned a 50% interest in the Quartz Mountain project in Oregon to Golden Predator Mines Inc. (Golden Predators, formerly Quincy Resources Inc.). The current gold resource known on the property is excluded from the agreement. The terms of the agreement require Golden Predator to incur US$1.5 million in exploration and issue the deemed fair value of the original 250,000 Quincy Resources shares in stages by October 2008. Golden Predator can earn a further 12.5% interest in the project by funding a feasibility study and issuing a further deemed fair value of the original 250,000 Quincy Resources shares to the Company. If after earning its 50% interest, Golden Predator elects not to proceed with a feasibility study, the Company has the option to acquire Golden Predator’s interest for US$750,000. In 2003, the Company received the first payment of 50,000 shares of Quincy Resources valued at $13,100, which amount was shown as a recovery of mineral interests, and the investment is included in marketable securities on the balance sheet.

g) Red Mountain
In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building, a leased warehouse, various mining equipment on the project site and a mineral exploration permit that is associated with a cash reclamation deposit of $1 million.

The Company assumed all liabilities associated with the array of assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations, including net smelter royalty obligations, on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

h) Pacific Intermountain Gold Corporation
During 2002, the Company and an unrelated party incorporated Pacific Intermountain Gold Corporation (PIGCO). The Company funded PIGCO’s share capital of $755,000 and received a 75% interest. The other party provided the exclusive use of an exploration database and received a 25% interest. The value associated with the use of this database, being the minority interest in PIGCO at December 31, 2002, was charged to operations as PIGCO exploration. Subsequent to 2002, funding for deferred exploration expenditures has been by way of loans to PIGCO. In July 2004, the Company acquired the 25% interest in PIGCO it did not own for forgiving debt of approximately $65,000 and agreeing to pay 10% of any sale of projects to third parties. The minority interest liability value amounting to $207,369 was deleted and the amount was credited against PIGCO deferred exploration expenses on the balance sheet.

The Company and PIGCO acquired approximately 30 claim blocks in Nevada, USA, in 2002. A 50% interest in one property, Thunder Mountain, was optioned to a third party in 2002. The optionee paid US$25,000 in cash and issued 250,000 of its shares and was required to spend US$1.5 million in exploration over a three-year period and issue PIGCO 500,000 common shares on or before the first anniversary and 750,000 on or before the second anniversary. At the completion of the earn-in, a 50-50 joint venture would have been formed with the optionee as operator. In 2003, the agreement was amended with the Clifford property, another PIGCO-owned property, added to the agreement and the 500,000 shares becoming payable in 2004. During 2004, the third party terminated all of its rights under the option agreement.

i) Noche Buena, Mexico
In April 2006, the Company acquired 100% interest in the 1,000-hectare Noche Buena gold project in the Sonora district of Mexico for US$4,350,000 in cash. In January 2008, the Company reported increased NI-43-101 mineral resources resulting from the 2007 drilling program. The Company plans to seek interested third parties to acquire this project.

5. RECLAMATION DEPOSITS AND PROVISIONS FOR RECLAMATION LIABILITIES
The reclamation deposits consist of short-term investments or cash deposits held as security for either the government in Canada or the USA to cover estimated reclamation liabilities on various exploration properties.
The balance in the provision for reclamation liabilities is as follows:

Amount
Balance at December 31, 2005	$1,406,734
Accretion	123,214
Balance at December 31, 2006	1,529,948
Additional reclamation liability	173,862
Accretion	145,665
Balance at December 31, 2007	$1,849,475

The fair value of the asset retirement obligations was calculated using the total undiscounted cash flows required to settle estimated obligations (estimated to be $3,277,000), expected timing of cash flow payments required to settle the obligations between 2008 and 2020, credit-adjusted risk-free discount rates of 7.9% to 8.76% and an inflation rate of 2.0%. During 2007, a liability was set up for the KSM project amounting to $149,862 and a deposit of $200,000 was held as security.

6. SHAREHOLDERS’ EQUITY
a) Share Capital

	Shares	Amount
Authorized
Unlimited number of common shares without par value
Unlimited number of preference shares (none issued)
Issued – Common shares
Balance, December 31, 2004	29,714,785	$42,230,336
Issued during year
For cash, exercise of stock options	169,400	360,905
For cash, exercise of warrants	287,500	862,500
For cash, private placements	1,935,000	10,075,646
Value of share purchase warrants and stock options exercised	–	206,358
Renunciation of flow-through share value (ii)	–	(820,800)
	2,391,900	10,684,609
Balance, December 31, 2005	32,106,685	52,914,945
Issued during year
For cash, exercise of stock options	584,000	584,780
For cash, private placements (i)	1,200,000	12,008,144
Acquisition of mineral interest (Note 4(e))	200,000	3,092,778
Value of stock options exercised	–	80,674
Renunciation of flow-through share value (ii)	–	(1,906,684)
	1,984,000	13,859,692
Balance, December 31, 2006	34,090,685	66,774,637
Issued during year
For cash, exercise of share purchase warrants (Note 4(e))	2,000,000	27,000,000
For cash, exercise of stock options	1,207,200	4,327,426
Value of warrants and stock options exercised	–	12,840,972
Renunciation of flow-through share value (ii)	–	(1,206,562)
	3,207,200	42,961,836
Balance, December 31, 2007	37,297,885	$109,736,473

i) In April 2006, the Company completed a private placement consisting of 875,000 common shares for gross proceeds of $8,443,750.

In June 2006, the Company completed a private placement flow-through financing of 325,000 common shares for gross proceeds of $3,656,250. Under the terms of the financing, the Company will renounce to the investors the Canadian Exploration Expenses (CEE) incurred with the proceeds of the financing. The balance of funds not spent by December 31, 2006, was recorded on the balance sheet as Cash Held for Exploration Expenditures. In January 2007, the CEE was renounced to the investors.

(ii) In January 2007, the Company renounced $3,656,250 (2006 - $5,278,750, 2005 - $2,272,500) in Canadian Exploration Expenses to investors of flow-through shares in 2006, 2005 and 2004, respectively. The tax value of these renunciations has been recorded as a future tax liability and charged against share capital. In the 2007, 2006 and 2005 years, the Company had a valuation allowance that reduced future income tax assets and therefore a portion of the valuation allowance was reduced and income tax recoveries recognized in the statement of operations in the amount of $620,000 for 2007, $1,907,000 for 2006 and $821,000 for 2005.

b) Stock Options Outstanding
The Company provides compensation to directors, employees and consultants in the form of stock options. In August 2002, the Company announced new provisions to the stock option plan for directors and senior management. New option grants to directors and senior management are subject to a two-tiered vesting policy designed to better align option compensation with the interests of shareholders. Grants to other employees and consultants do not have the two-tiered provision.

The two-tier option grants require a certain share price above the grant date price for 10 successive days for the first third to vest, a higher share price for the second third to vest and a further higher share price for the final third to vest. Once the share price has met the first test, the Company’s share price performance must have exceeded the S&P/TSX Global Gold Index by more than 20% over the preceding six months or these options would be cancelled.

The Board has granted the following two-tiered options:

Date of Grant	Number	Exercise Price	Share	Price	Vesting	Year Vested
August 2002	600	$2.20	$6	$9	$12	2005 and 2006
August 2004	100	$3.37	$6	$9	$12	2005 and 2006
January 2005	50	$4.00	$6	$9	$12	2005 and 2006
January 2006	875,000	$10.56	$15,	$18,	$21	2006 and 2007

The weighted-average grant date fair value of the 200,000 options granted during 2007, which were not subject to the two-tiered vesting policy described above, was $9.73 (2006 - $2.70, 2005 - $3.33). The grant of these 200,000 options resulted in compensation costs totaling $1,945,640 compared with 15,000 options, resulting in compensation costs totaling $40,485 during 2006, and 45,000 options, resulting in compensation costs of $29,784 during 2005; 170,000 of the 2007 options will vest over the period January 2007 to August 2008 and consequently $948,447 was expensed in 2007 and $997,193 will be expensed in 2008.  The fair value of the options granted is estimated on the dates of grant using a Black-Scholes option-pricing model with the following assumptions:

	2007	2006	2005
Dividend yield	Nil	Nil	Nil
Expected volatility	55%	65%	60%
Risk-free rate of return	4.3%	3.8%	4.21%
Expected life of options	2.7 years	1 year	3.5 years

The weighted-average grant date fair value of the 875,000 two-tiered options granted during 2006 was $4.03. The fair value of the options granted was estimated on the date of grant using a Monte Carlo simulation and a binomial option-pricing model to consider the two-tier vesting probabilities using the following assumptions:

Dividend yield                                      Nil
Expected volatility                                60%
Risk-free rate of return                         3.8%
Expected life of options                       4.6 years

The estimated fair value of the two-tiered options granted in 2006 amounted to $3,523,333.  In 2006, the $15 per share vesting requirement was met on the options granted in 2006 and in 2007 the $18 and $21 per share vesting requirements were met.  During 2006, $1,641,510 of this amount was expensed and the balance of $1,881,823 was expensed in 2007.

A summary of the status of the plans at December 31, 2007, and changes during the years are presented below:

	Shares	Weighted-Average Exercise Price	Amount
Outstanding at December 31, 2004	1,953,900	$1.57	$703,926
Granted	95,000	5.74	29,784
Exercised	(169,400)	(2.13)	(105,733)
Value of two-tiered options vested	–	–	331,566
Outstanding at December 31, 2005	1,879,500	2.21	959,543
Granted	890,000	10.55	1,681,995
Exercised	(584,000)	(1.00)	(80,674)
Value of 2002–2005 options vested	–	–	296,812
Outstanding at December 31, 2006	2,185,500	5.93	2,857,676
Granted	200,000	25.29	948,448
Exercised	(1,207,200)	(3.58)	(1,404,973)
Value of 2006 options vested	–	–	1,881,823
Outstanding at December 31, 2007	1,178,300	$11.62	$4,282,974

Number of Shares	Options Vested	Option Price Per Share	Expiry Date
15,000	15,000	$2.08	June 3, 2008
17,000	17,000	$2.58	August 12, 2008
3,800	3,800	$3.82	October 28, 2008
37,500	37,500	$5.65	January 13, 2009
100,000	100,000	$3.37	August 13, 2009
65,000	65,000	$4.00	January 11, 2010
30,000	30,000	$9.50	December 20, 2010
725,000	725,000	$10.56	January 4, 2011
30,000	–	$13.77	January 17, 2012
15,000	15,000	$19.57	June 27, 2008
140,000	–	$29.60	August 8, 2012
1,178,300	1,008,300	$11.62

At December 31, 2007, there were 1,178,300 options outstanding, of which 1,008,300 were exercisable at prices ranging from $2.08 to $19.57 each.

In addition to the 1,178,300 options outstanding, there were 120,000 options under the two-tiered vesting provisions granted in August 2007 subject to an increase in the share option plan and the approval of shareholders at the next meeting of shareholders. These options would vest as to one-third at a share price of $34, an additional one-third at $37 and the final one-third at a price of $40.

c) Share Purchase Warrants
The Company’s movement in share purchase warrants is as follows:

	Number of Warrants	Amount
Balance at December 31, 2004	287,500	$100,625
Exercised	(287,500)	(100,625)
Balance at December 31, 2005	–	–
Issued for mineral property	2,000,000	11,436,000
Balance at December 31, 2006	2,000,000	11,436,000
Exercised	(2,000,000)	(11,436,000)
Balance at December 31, 2007	–	$–

The share purchase warrants issued in 2006 were part of the acquisition of the KSM project (see Note 4(e)).

The grant date fair value of the two million warrants was deemed to be $5.72 each.  The fair value of the warrants granted was estimated on the date of grant using a Black-Scholes option-pricing model with the following assumptions:

Dividend yield                                      Nil
Expected volatility                                60%
Risk-free rate of return                         4%
Expected life of options                       1.5 years

7. RELATED PARTY TRANSACTIONS
a) During the year, a private company controlled by a director of the Company was paid $33,300 (2006 - $33,900, 2005 - $39,400) for technical services provided by his company related to the mineral properties.
b) During the year, a private company controlled by a second director was paid $360,000 (2006 - $144,000, 2005 - $120,000) for consulting services rendered.
c) During the year, a third director was paid $17,300 (2006 - $18,000) for geological consulting services.
These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8. FINANCIAL INSTRUMENTS
The fair value of the Company’s cash and cash equivalents and short-term deposits, cash held for exploration expenditures, amounts receivable, reclamation deposits and accounts payable and accruals at December 31, 2007 and December 31, 2006, is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

9. INCOME TAXES
The income tax recovery varies from the amounts that would be computed by applying the basic federal and provincial income tax rates aggregating to 36.12% (2006 - 36.12%, 2005 - 36.12%) as follows:

	2007	2006	2005
Statutory rate applied to loss for year	$2,226,000	$1,881,000	$714,000
Non-deductible items	(1,026,000)	(785,000)	(217,000)
Valuation allowance	(1,200,000)	(1,096,000)	(497,000)
Reduction in valuation allowance	620,000	1,907,000	820,800
	$620,000	$1,907,000	$820,800

Significant components of the Company’s future tax assets and liabilities are as follows:

	2007	2006
Future income tax assets
Mineral interests	(2,733,000)	$(1,611,000)
Share issue costs	68,000	104,000
Non-capital losses	2,783,000	1,979,000
Provision for reclamation	220,000	157,000
Unrealized capital losses	293,000	291,000
	631,000	920,000
Valuation allowance	(1,218,000)	(920,000)
Future income tax liabilities, net	$(587,000)	$–

A future tax asset of approximately $3,128,000 (2006 - $1,594,000) in one Canadian entity has been offset with a future tax liability in another Canadian entity on the basis that management has undertaken to carry out tax-planning measures when required.

The Company has accumulated non-capital losses for Canadian tax purposes of approximately $9,004,000, which expire in various years to 2027 as follows:

2008	$338,000
2009	735,000
2010	707,000
2014	943,000
2015	1,092,000
2026	1,920,000
2027	3,269,000
$9,004,000

The tax value of the non-capital losses is included in the future tax assets above.

10. COMMITMENTS
The Company is committed to payments for an operating lease for business premises as follows:

2008	$101,000
2009	$101,000
2010	$101,000
2011	$101,000
2012	$34,000

CORPORATE INFORMATION

DIRECTORS

James S. Anthony
Chairman of the Board

A. Frederick Banfield

William M. Calhoun

Thomas C. Dawson

Louis J. Fox

Rudi P. Fronk

Eliseo Gonzalez-Urien

OFFICERS

Rudi P. Fronk
President and Chief Executive Officer

William E. Threlkeld
Senior Vice President

Roderick Chisholm
Chief Financial Officer and Corporate Secretary

Gloria M. Trujillo
Assistant Corporate Secretary

STOCK EXCHANGE LISTINGS
TSX Venture Exchange, symbol: “SEA”
American Stock Exchange, symbol: “SA”
CUSIP Number 811916105

HEAD OFFICE
Seabridge Gold Inc.
106 Front Street East, Suite 400
Toronto, Ontario M5A 1E1
Canada
Tel: 416 367-9292
Fax: 416 367-2711
info@seabridgegold.net
www.seabridgegold.net

INVESTOR RELATIONS
Rudi P. Fronk
Tel: 416 367-9292
rudi@seabridgegold.net

REGISTRAR AND TRANSFER AGENT
Computershare Investor Services Inc.
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
Canada
Toll free (North America): 1 800 564-6253

AUDITORS
KPMG LLP
Suite 3300 Commerce Court West
P.O. Box 31, Stn. Commerce Court
Toronto, Ontario M5L 1B2
Canada

LEGAL COUNSEL
DuMoulin Black LLP
10th Floor, 595 Howe Street
Vancouver, British Columbia V6C 2T5
Canada

Thelen Reid Brown Raysman & Steiner LLP
875 Third Avenue
New York, New York 10022-6225
U.S.A.

SEABRIDGE GOLD INC. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1 Canada Tel: 416 367-9292 Fax: 416 367-2711 info@seabridgegold.net www.seabridgegold.net